Exhibit 1

Release:	IMMEDIATE RELEASE
Contact: Web Page:	Brian Yuen Global-Tech USA, Inc. Tel.: 212-683-3320 investorrelations@global-webpage.com http://www.businesswire.com/cnn/gai.shtml

UNITED STATES SUPREME COURT GRANTS WRIT OF CERTIORARI

IN THE CASE OF GLOBAL-TECH V. SEB

Hong Kong, October 19, 2010 — Global-Tech Advanced Innovations Inc. (NASDAQ: GAI) today announced that, on October 12, 2010, the U.S. Supreme Court granted a writ of certiorari in the case of Global-Tech v. SEB to decide the level of intent required for inducing infringement. Specifically, the question on which the Supreme Court granted the writ of certiorari is whether the legal standard for the “state of mind” element of a claim for actively inducing infringement under 35 U.S.C. § 271(b) is “deliberate indifference of a known risk” that an infringement may occur or instead “purposeful, culpable expression and conduct” to encourage an infringement.

As previously disclosed, SEB filed a lawsuit in the U.S. District Court for the Southern District of New York against Montgomery Ward & Co, Inc., Global-Tech Appliances Inc. and Pentalpha Enterprises, Ltd. for alleged infringement of a patent on a certain type of deep fryer. A jury returned a verdict and found that Pentalpha both directly infringed and induced infringement of the patent. SEB was awarded royalty damages of $4.65 million, an amount that later was reduced by the district court by $2 million. Pentalpha appealed asserting errors by the district court that relate to the jury verdict and several post-trial rulings. SEB cross-appealed and sought enhanced damages. In February 2010, the U.S. Court of Appeals for the Federal Circuit affirmed the district court decision. Global-Tech filed a petition for writ of certiorari on June 23, 2010 contending that the U.S. Court of Appeals erred in using the “deliberate indifference” standard in finding inducement.

Global-Tech Advanced Innovations Inc. is a holding company, owning subsidiaries that manufacture and market a diversified portfolio of products and services, such as complementary metal oxide semiconductor (CMOS) camera modules (CCMs), floor care products, and electronic manufacturing services (EMS). The primary focus of its subsidiaries is to develop and market high-quality products and services for the communications industries within the China market, as well as markets in North America, Europe, and other countries throughout the world.

Except for historical information, certain statements contained herein are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should,” “estimates,” or variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are subject to risks and uncertainties, including but not limited to, the impact of competitive products and pricing, demand for new and existing products in our core business, the financial condition of the Company’s customers, product demand and market acceptance especially of our new products, the success of new product development especially in the area of cellular phone components and solutions, compact camera modules and other pending projects, reliance on material customers, suppliers and key strategic alliances, the terms and conditions of customer contracts and purchase orders, availability and cost of raw materials, the timely and proper execution of certain business plans, including the plan to diversify and transform a portion of manufacturing capacity to higher-value, technology-oriented products, currency fluctuations, including the revaluation of the Chinese Renminbi, the imposition by China’s trading partners of economic sanctions and/or protective tariffs on Chinese manufactured goods, uncertainties associated with investments, the regulatory environment, fluctuations in operating results, the impact of changing global, political and economic conditions and other risks detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission including its most recent Report on Form 20-F. The Company does not undertake to update its forward-looking information, or any other information contained or referenced in this press release to reflect future events or circumstances.